UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Dallas, Texas  75202                                            July 1, 2001 to
                                                             September 30, 2001

File No.  070-07758                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate
         company.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 26th day of November, 2001.

                                                         CSW Energy, Inc.


                                                       /s/   Armando Pena
                                                       ---------------------
                                                             Armando Pena
                                                               Treasurer

                                                                     Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                               September 30, 2001
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                           $10,180
   Accounts receivable                                                  25,821
   Prepaid expenses                                                      7,597
                                                                    -----------

               Total current assets                                     43,598


Investments In and Advances to Energy Projects                         149,559

Notes Receivable - Affiliate                                            85,045

Other Assets
  Construction in progress and project development costs               329,030
  Property, Plant, and Equipment, net                                   19,698
  Other - net                                                            5,286
                                                                    -----------

               Total other assets                                      354,014
                                                                    -----------

                  Total assets                                        $632,216
                                                                    ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                    $11,829
   Accrued liabilities and other                                        17,850
   Current maturities of long term debt                                200,000
                                                                    -----------

               Total current liabilities                               229,679

Notes Payable - Affiliate                                              135,060

Deferred Income Taxes                                                   40,692

Other                                                                   25,928
                                                                    -----------

               Total liabilities                                       431,359


Minority Interest                                                           62

Shareholder's Equity
   Common stock                                                              1
   Additional paid-in-capital                                          108,139
   Accumulated retained earnings                                        92,655
                                                                    -----------

               Total shareholder's equity                              200,795
                                                                    -----------

                  Total liabilities and shareholder's equity          $632,216
                                                                    ===========

                                                                      Exhibit B


                                 CSW Energy, Inc.
                               Statements of Income
             For the Twelve Months Ended September 30, 2001 and 2000
                                   (Unaudited)
                                     ($000's)

                                                    2001                 2000

OPERATING REVENUE:
 Electric revenues                                   $39,375          $ 70,924
 Thermal revenues                                          -             1,123
 Equity in Income from energy projects                19,355            18,907
 Operating and mantenance contract services           11,946            11,872
 Construction contract revenue                        35,071            76,704
 Other                                                   656               623
                                               -------------      ------------
                   Total operating revenue           106,403           180,153


OPERATING EXPENSES:
 Fuel                                                 36,196            46,321
 Operating, maintnance and supplies                    4,909             5,756
 Depreciation and amortization                         2,493             2,436
 Salaries, wages and benefits                          6,054            14,202
 Construction contract expenses                       42,211            85,666
 General and administrative                           15,483            11,003
 Operating and maintenance contract services           8,078             6,466
                                               -------------      ------------
             Total operating expenses                115,424           171,850

INCOME FROM OPERATIONS                                (9,021)            8,303

OTHER INCOME (EXPENSE)
 Interest income                                      36,021            42,547
 Interest expense                                    (36,649)          (33,874)
 Sale of project ownership interest                   67,004            57,564
 Other, net                                            3,221               667
                                               -------------      ------------
             Total other (expense)                    69,597            66,904

INCOME  BEFORE INCOME TAXES                           60,576            75,207

PROVISION  FOR INCOME TAXES                           21,296            31,635
                                               -------------      ------------

               Net income                            $39,280          $ 43,572
                                               =============      ============